                                              Filed by: Atrix Laboratories, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                       Subject Company: Atrix Laboratories, Inc.
                                                     Commission File No. 0-18231

The following is a transcript of the conference call held on June 14, 2004 at 9:00 AM CT in connection with QLT's proposed acquisition of Atrix Laboratories, Inc.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this transcript constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. These statements include statements relating to QLT's future financial and operating results and its proposed acquisition of Atrix, including QLT's expectation that the acquisition will be successfully completed, anticipated revenue, dilution and/or accretion, approval of products, scope of research and development commitments, expected synergies, timing of closing, and execution of integration plans and management and organization structure resulting from the proposed acquisition. Words such as "expects," "anticipates," "intends," "plans," "will," "believes," "seeks," "estimates," "should," "may," "could" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management's current expectations and beliefs and actual events or results may differ materially.

There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements, including, but not limited to, the ability of the companies to obtain shareholder and regulatory approvals for the transaction or the risk that the proposed acquisition fails to close due to closing conditions not being satisfied, prevailing conditions in the capital markets or for any other reason, the reaction of customers, suppliers, marketing and collaboration partners and other third parties to the proposed acquisition and the risk that the businesses of the two companies suffer due to uncertainty, the potential inability of the two parties to successfully execute their integration strategies or achieve planned synergies, the diversion of management's time on acquisition-related issues, uncertainties regarding the two companies' future operating results, the risk that future sales of Visudyne(R) and Eligard may be less than expected, currency fluctuations in QLT's primary markets, uncertainty and timing of pricing and reimbursement relating to Visudyne(R), uncertainty regarding the outcome of the pending litigation against QLT and Atrix, the timing, expense and uncertainty associated with the regulatory approval process for products, the safety and effectiveness of the two companies' products and technologies, the ability of the companies' marketing partners to successfully market their respective products,

Atrix's expectation of receiving royalties on sales of its products and its plans to manufacture certain of its products at its facility in Fort Collins, Colorado, the timing of new product launches by QLT, Atrix or their competitors, general competitive conditions within the biotechnology and drug delivery industry and general economic conditions, and other risks that are described in QLT's Annual Report on Form 10-K filed with the SEC on March 12, 2004, and its filings with Canadian securities regulatory authorities, or described in Atrix's Annual Report on Form 10-K filed with the SEC on March 3, 2004.

Forward-looking statements are based on current expectations and neither company assumes any obligation to update such information to reflect later events or developments, except as required by law.

ADDITIONAL INFORMATION

In connection with QLT' s proposed acquisition of Atrix, QLT intends to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF QLT AND ATRIX ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QLT, ATRIX AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by QLT with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by QLT by directing a request to: QLT Inc., 887 Great Northern Way, Vancouver, B.C., Canada, Attn: Investor Relations.

QLT, Atrix and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of QLT and Atrix in favor of the acquisition. Information about the executive officers and directors of QLT and their ownership of QLT common shares is set forth in the proxy statement for QLT's 2004 Annual Meeting of Shareholders, which was filed with the SEC as Exhibit 99.1 to Form 10-K/A on April 28, 2004. Information about the executive officers and directors of Atrix and their ownership of Atrix common stock is set forth in the proxy statement for Atrix's 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of QLT, Atrix and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.


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PRESENTATION

OPERATOR

Good day, ladies and gentlemen, and welcome to the QLT Inc. and Atrix Laboratories Inc. Combine to Create Leading Profitable Biopharmaceutical Company Conference Call. My name is Sheena and I'll be your coordinator for today. [Operator Instructions].

At this time I'd like to turn the presentation over to your host for today's call, Mr. Paul Hastings, President and CEO of QLT Inc. Please proceed sir.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Good morning everybody. Before I get started I just want to let you know that the slides of the presentation that I'm about to give you are available on both QLT and Atrix websites, as well as the webcast. And if you go to re-listen to the conference you'll be able to follow those slides along with my talk. So let's get started.

Good morning. We're very excited to be here with you today to share our great news. QLT and Atrix, which are two very profitable and growing companies, are combining to create a world class, leading, profitable biopharmaceutical company. Speaking for QLT, we have been searching to find the right partnering opportunities in ocular, oncology and dermatology for quite some time. And I must say we found what we think is a perfect partner.

What you'll hear from us today is all about diversification and expansion of each company's products, pipeline, platforms and people, and the creation of a truly special new profitable company.

I'm here today with members of QLT's management team, and David Bethune, the CEO of Atrix Pharmaceuticals, is with his management team and they'll introduce themselves to you in just a few minutes. But the people that are here with me on the call today to answer any questions you may have are Mohammed Azab, our Executive Vice President of R&D and Chief Medical Officer, Mike Smith, our VP of Corporate Development, Mike Doty, our Senior Vice President and Chief Financial Officer, Therese Hayes, our VP of Corporate Communications and Investor Relations. And we're here to answer any and all of your questions.

Now I'd like to introduce briefly David Bethune, Chairman and CEO of Atrix Pharmaceuticals, to say a few opening remarks and to introduce some of his team members to you as well. David.

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

Thanks Paul. First of all, I will introduce Greg Gould, our Chief Financial Officer, is here with us this morning. Dr. Steve Warren, our Vice President of Research and Development is here, and Mike Duncan, our Vice President and General Manager of Atrix.

Well thanks a lot for this meeting this morning and before we begin this transaction in more detail I would like to make a few remarks. Over the last several years, Atrix has successfully ushered three new products through the FDA process, with a fourth NDA currently pending at the FDA and another is expected to be filed late this summer. That's our Atrisone.

We have developed a rich pipeline of products with a focus on neurology, oncology, dermatology and recently, ocular disease, and moved these projects quite well forward. Using our unique drug delivery technologies we have formed strategic alliances with some of the world's largest and best known pharmaceutical companies. And on the financial side, we have grown our top line, achieved profitability and strengthened our balance sheet with a solid cash position and no long-term debt.

Now, Atrix is at a key stage in its growth and development. The Board of Directors and management believe QLT brings important resources that will maximize the potential and advance the development of Atrix's rich pipeline. We believe this transaction will significantly accelerate Atrix's growth and make it an even more profitable enterprise.

Then with that I'll turn the program back over to Paul.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Thank you so much David. I'll like to first draw your attention to a very lengthy forward-looking statement slide and ask you please to take the time to read all the forward-looking statement warnings in that slide.

So let me start with our first slide and you can see that this transaction is a natural build on an already profitable and growing QLT. We benefit the only approved therapy for wet AMD, with projected 2004 sales of $430m-$455m. We focus on ocular, oncology, urology and dermatology, just like Atrix. Because of Visudyne's success and the success of the products that David just outlined for you, QLT has over $0.5b in cash, and the combined company at the closing will have over $300m in cash, or close to $300m in cash.

We've been telling our shareholders all along that to build on our success we were searching for late stage products in our fields of focus. Again - ocular, oncology, urology and dermatology. We've also been looking for commercial products with growth potential and a strengthened pipeline for QLT. We clearly have been looking for partnerships with limited dilution and near-term accretion.

So Atrix represents a uniquely attractive opportunity. Why? Because Atrix comes packaged with all of these things. Everything that's important to them about us is important to us about them. It brings to QLT and it brings to this new combined company incredible pipeline opportunities with the added bonus of an excellent drug delivery platform with topical and systematic application. And including the potential, as David just mentioned to you, for a really interesting sustained release ocular delivery system, which we are very excited about and have been searching for for quite some time.

We're thrilled, of course, that their therapeutic focus - urology, oncology and dermatology - matches ours. And they're profitable, and they have over $100m in cash.

So when you combine our two companies, we both accelerate to a much more diverse, profitable biotechnology company with expertise in four important core areas. I'm going to say this over and over again. Ocular, oncology, dermatology and urology.

Multiple near and long-term value drivers in the products Visudyne, Eligard and Atrisone, all products that are on the market today. As well as a dermatology business with Sandoz. A pipeline that's bursting with potential new products. Products we can choose to market on our own as well as products to generate R&D and future commercial revenue, and partnerships with many key pharmaceutical companies. An excellent job that's already been done by Atrix and one that we hope to continue together with many other potential companies.

Just think of the possibilities if one has a truly differentiated sustained release drug delivery platform that has many systemic and topical applications, as well as a potential ocular delivery system. We'll have close to $300m in cash, free cash flow and again, a diverse source of revenue and pipeline with this creation of a world class, fully integrated biopharmaceutical company, the merger of QLT and Atrix.

So the way we're going to look at the rationale for the transactions are the three P's - products, pipeline and platforms. We're going to fulfill our strategic imperatives together with all three P's. Diverse products, pipeline and platforms as well as people.

Taking a look at the products in the transaction rationale. For QLT, we add the enormous success of Visudyne, or we add to that two revenue products - Eligard for prostate cancer, in collaboration with Sanofi in the US and others, as well as a dermatology collaboration with Sandoz, the powerhouse generics divisions of Novartis Pharmaceuticals.

Now Visudyne and our alliance with Novartis will generate sales, as I mentioned, of $430m-$455m in sales in '04. Coming off 2003 sales of $357m, with expected growth of between 20% and 26%.

Now looking at the global AMD market, there are 500,000 new cases of wet AMD diagnosed every year. Last year's global sales of $357m came from approximately 25% of the total global AMD market. So 125,000 patients of that 500,000 represents the patients who are eligible for Visudyne therapy last year in 2003. So if we could generate $357m in sales from 25% of the total market, imagine Visudyne's potential if we could capture value from these other segments.

Well, we did just that, with Europe, Australia, New Zealand and other countries granting approval for that occult form of AMD, or about 80,000 or more potential people with AMD, in late 2002. And we're just beginning to see reimbursement in these countries kick in. Huge potential growth still to be realized. Huge potential growth to fuel the pipeline in combination with Atrix.

On top of that, we recently received reimbursement approval from the US Centers for Medicare Services, from certain patients with both occult and minimally classic of this disease. Another large potential expansion of eligible patients to fuel the pipeline of this new combined company.

And late last year and early this year, we got approval and reimbursement for all three forms of wet AMD in Japan. So the growth we'll see collectively from Visudyne will be a major contributor to our products, pipeline and platform and also - another P - our profits.

So Visudyne has a long life ahead of it, both as monotherapy today and combination therapy as other products reach this market that we helped create.

Now let's move on to Eligard and the folks at Atrix will be able to answer your questions much more eloquently than I'll be able to present this to you. But let me just share with you what we think of these opportunites.

Atrix brings to this combined company what we consider a blockbuster potential product in Eligard. It's actually not one product, it's a family of products. One, three, four and soon six month depot formulations of leuprolide, for the treatment of advanced prostate cancer. This product has recently launched in the United States and will compete with one other product, Lupron, which has global sales of $1.5b. And Eligard has some market advantages.

First, it's a subcu injectable product with a lower volume injection and smaller needle than the competitor. This ease of administration and the ability to develop a six-month formulation is due to the unique polymer delivery system, which compares favorably to traditional microsphere delivery systems that are used in products like the competition.

Now the good news here is this product is partnered with Sanofi in the US, Yamanouchi in Europe and Sosei in Japan. And like us, Atrix gets attractive percentages of sales while retaining worldwide manufacturing rights. While the product is in its first year of sales in the US with very good success, it's now being launched in the European Union and in other parts of the world, including Japan. Enormous growth potential.

Now this generic dermatology business in collaboration with Sandoz is the first revenue-producing opportunity of the Atrix Labs dermatology capabilities. It's a 50/50 joint venture with Sandoz, a division of Novartis. Sound familiar? And it's already produced six approved ANDA's this year, with four additional ANDA's under review with many first-to-market topical generic derm products, and it provides a platform to produce proprietary dermatology products.

And Atrix has done a fantastic job of being a market leader, not only in the development of this generic joint venture with Sandoz, but also in looking at other opportunities to build proprietary business in the area of dermatology. And that begins with Atrisone, that's in the clinic today, or has actually finished Phase III and has filed for an NDA.

So much a leader, in fact, is Atrix, that by 2008 this generic dermatology business will produce net revenues of $20m-$30m. And just so you know, that's about the operating expenses of keeping the QLT facility with 320 employees in place every year. So this is a major potential revenue driver, and it's just this generic version of the business. And there's more that could be coming from this business as the future arises here.

One of this new company's goals will be to accelerate the whole derm business, including introducing Atrisone, QLT0074 in dermatology indications, if it makes it through the clinic. And to use this drug delivery platform alone and with others, to create new proprietary products in dermatology.

So looking at the multiple revenue drivers that this new combined company will have. Just think of how Atrix accelerates QLT's revenues with additional marketed and growing products. Our combined infrastructure will become a formidable and flexible partner, and we've already shown that with our Visudyne partnership with Novartis, our Eligard partnerships with Sanofi, Yamanouchi and Sosei, and the derm partnership with Sandoz collectively.

So now that you've heard of our acceleration from a one revenue producing product company to a multiple revenue product producing company, let's focus on the next revenue producers in the pipeline. A pipeline focused in ocular, dermatology, urology and oncology.

A new six-month formulation of Eligard is expected to have a six to nine month lead over the competitive product in reaching the market. The NDA is filed and approval is expected some time in Q1 '05.

There's substantial benefits to this polymer delivery system containing Eligard, releasing a slow steady six-month supply of drug to people with advanced prostate cancer. And we expect the six-month formulation to be the mostly widely used formulation of the Eligard product family by 2008. Again entering a market which in 2004 will generate $1.5b in sales and growing.

The next near-term product is Atrix's Atrisone, a topical gel formulation of dapsone. It has completed Phase III trials in over 1,000 patients for the topical treatment of mild to moderate acne. Its new drug application will be filed hopefully in Q3 of this year 2004, in collaboration with Fujisawa in the United States, with Europe still under consideration for potential partnerships.

Atrix is excited about this potential new entrant to this 300m plus topical acne market, and they are developing Atrisone further in acne rosacea, a large unmet medical need. This will be a key growth driver for this combined company. We're really looking forward to seeing the success of Atrisone.

Now at QLT's 0074 programs, this is QLT0074, otherwise known as lemuteporphin. It's in a Phase I/II trial in benign prostatic hyperplasia, with results by year-end of this year. This can be a proprietary product for our new company, and as I said, we'll know by year-end if this program will progress to advanced clinical trials.

We can deliver drug and light to the male prostate with this product, which will be designed to treat these patients refractory to traditional drug therapy. So this is a treatment not for people on pharmaceuticals, but for people who are refractory to pharmaceutical therapy.

We will also have results year-end '04 for QLT0074 in a Phase II trial in the dermatology indication - androgenetic alopecia, or male pattern baldness. Now we saw very encouraging results in our Phase I/II proof of concept trial, and we look forward to tabulating the results of this 96-patient trial in Phase II at the end of this year.

Now, when we were doing our alopecia program, we discovered that QLT0074 appears to dry up sebaceous glands. This makes for an extremely attractive therapy for the potential treatment of moderate to severe systic acne, and we've been encouraged by a panel of dermatologists to put 0074 in the clinic in Phase I studies for this indication this year.

Now moving on to another Atrix product - Atrigel Octreotide. It's another exciting pipeline product. It's an extended release proprietary octreotide product for the potential treatment of carcinoid tumor, presently in Phase I, and a potential treatment for diabetic retinopathy.

This proprietary product has as its active ingredient the same active ingredient in Novartis's Sandostatin. Sandostatin produced $450m in sales in '03. It may have market advantages in that it is highly bioavailable, it's a small volume injectable, and has a three-month formulation in development.

So now combining the products as well as the multiple growth drivers in the pipeline, as you can see, products and pipeline in ocular, oncology, urology and dermatology, they're diverse, they have high probability of successes for our near-term and long-term growth acceleration.

Finally we should talk about this very sexy drug delivery platform. Now we've been searching for an ocular drug delivery platform for quite some time, and we think that this platform amongst other things, they have a very unique sustained delivery ocular delivery system, as well as the advantages that are already been seen in systemic delivery as well as topical delivery.

And the best news is that Atrix is already successfully using this for systemic and topical drug delivery, and it can be applied to small molecules, and potentially peptides and proteins.

So the Atrigel system for peptides and small molecules is injected, usually subcutaneously, as a liquid. The liquid forms a gel and the gel provides a system of drug delivery for weeks to months. The system is completely bioerodable and has very attractive cost of goods. This is not a microsphere, and it's patented until 2016.

Now the Atrigel system is partnered with Pfizer, Aventis and multiple other pharmaceutical and biotechnology companies.

Let's talk a little bit about the Pfizer collaboration. The Pfizer collaboration has completed Phase I and is a first-in-class product for Pfizer in the area of bone density, mineralization, and is directly applied in Atrigel to fractures. This is an EP2 receptor selective prostaglandin E2 agonist, formulated in Atrigel for localized and sustained delivery.

Now besides partner programs for Atrigel, the Atrix folks have many internal programs that were very attractive to us, using this polymer delivery technology.

PYY for obesity. Risperidone, an antipsychotic, with potentially improved pharmacokinetics from the competition. Growth hormone releasing peptide, and a system using IUDR for local advancing tumors, delivered in Atrigel. We were enormously impressed with the creativity of the Atrix people, and we continue to be, in their applications of this incredible drug delivery system.

So imagine collectively that we can use this system, deliver small molecules, perhaps proteins and peptides, build off the rapid development success of Eligard, accelerate the possibilities with a combined business development effort. Imagine out-licensing and partnering the technology. It can be easily applied in our core areas as well as leveraged with others outside our core areas, and we're very excited about accelerating the potential for a safe and sustained release potential ocular delivery system as well.

So finally, products, pipeline, drug delivery platform, all accelerate this new combined company to a diverse revenue producer, a diverse pipeline growth opportunity, and is almost guaranteed to have a prolific pipeline thanks to the very special polymer based delivery system created by our colleagues at Atrix.

So the three P's bring multiple revenue streams, broaden our pipeline, reduces our risk of being a single product company. Both companies bring very complementary operating skill sets. QLT is a 120-person development organization. Atrix is a 100-person manufacturing and formulations organization. Together we're truly a fully integrated biopharmaceutical company and we're profitable.

Let's take a quick peek at Atrix manufacturing operations. A 60,000 square feet facility makes Eligard and Atrigel products. It has plenty of capacity and they've never had a 483. That's a sign of excellent manufacturing practices.

It has an excellent formulations, manufacturing and QA/QC infrastructure, and we will definitely consider this facility as the next step from our pilot manufacturing facility and intend to use the facility in that way for our products, as well as the combined company.

So on top of products, pipeline, platforms, and hand-in-glove operations, financially this modest dilution in '05. It's about 10%, and the transaction is expected to be accretive in 2006 and thereafter.

So in summary, QLT swaps one QLT share for each Atrix share. We add $14.61 in cash for a deal offer of $855m. Atrix adds over $100m to cash, therefore the transaction value is $751m.

This is a 60/40 stock/cash deal. Atrix shareholders will own 23% of this new combined company, QLT shareholders 77%. David Bethune will join our Board as non-executive Vice Chairman for at least three months, and Atrix will nominate an additional Board member to join our Board.

On top of that we accelerate our independence from the combined company having multiple marketed products. The nearest term, thanks to our colleagues at Atrix. And we will accelerate the potential of the Atrigel platform and we will market our own products and have the ability to choose those products that we want to market on our own, and those products we want to partner out.

And we will create a company with continued earnings. We've enhanced our ability to always make money. We'll target accretion in 2006 and we'll strive for a going forward target of 20-25% compound annual earnings growth. We will be able to spend $75m-$85m in gross R&D expense in '06, and $60m-$70m net because we can get partner funding for our programs. And we'll have a healthy cash position of approximately $300m at closing.

All of us from Atrix and QLT hope you agree with us. This transaction accelerates both companies, giving them abilities to grow through multiple marketed products, a rich and diverse pipeline, a terrific flexible drug delivery platform and we'll do it from a position of financial strength.

So now I would like to welcome, together with my colleagues, all of your questions.

QUESTION AND ANSWER

OPERATOR

Thank you sir. [Operator Instructions].

And your first question comes from the line of Hari Sambasivam of Merrill Lynch. Please proceed.

HARI SAMBASIVAM - MERRILL LYNCH - ANALYST

Hi, yes, Hari here. Quick question on the Eligard intellectual property. Could you just point out as to what the intellectual property status here is, how long a manufacturing exclusivity you have on this family of products? And also maybe the, just take it from a basic perspective on the composition of matter as well as maybe the delivery systems here.

PAUL HASTINGS - QLT - PRESIDENT, CEO

David?

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

Well, we're very fortunate to have a wonderful patent situation with the Eligard products. We're out past 2016 for the formulation patent on Eligard products. So we're in excellent shape. All of the products are covered. The one month, three month, four month and the upcoming six month product. So that keeps the potential for generic erosion from occurring for quite a number of years.

HARI SAMBASIVAM - MERRILL LYNCH - ANALYST

What about the manufacturing exclusivity that you get on the individual products? When do those actually expire?

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

All of the products that we have licensed give us the opportunity and control of our own destiny in regards to manufacturing. Even those products we ship through a long way to Australia, we manufacture them at Fort Collins, Colorado.

HARI SAMBASIVAM - MERRILL LYNCH - ANALYST

My question was perhaps somewhat different. Presumably these products, the composition of matter is gone. So when you file the new products with the FDA, what I was curious was the manufacturing exclusivity that you get, whether it's clear exclusivity or whatever, I'm just wondering when those expire on the individual depot formulations.

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

Well I don't think, these composition of matter patents are not connected to our patents. The composition of matter patenting will expire in 2004. That's the leuprolide product patent on that. So we're not-- In fact I believe most of those patents have expired already. So we're not involved in the composition of matter or periods of exclusivity in that regard. If I have additional information on that I'll have to get back to you.

HARI SAMBASIVAM - MERRILL LYNCH - ANALYST

That's great, thank you.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Hari, as these things go up to 2016, and that's what they're protected up to.

OPERATOR

And your next question comes from the line of Matt Geller of CIBC. Please proceed.

MATT GELLER - CIBC - ANALYST

Hi. I think the Atrix story is clear and why you're [acquiring them]. The one concern out there that I sense is, is this a commentary at all on your optimism about the growth of Visudyne going forward?

And can you talk a little bit about how you see things going this year? I think there is a lot of enthusiasm that potentially with the expansion of reimbursement, that those sales could be very strong this year and for the next few years. Are you concerned about a pocket developing within the next couple of years for Visudyne sales? What are your thoughts right now about the competition going forward?

PAUL HASTINGS - QLT - PRESIDENT, CEO

Matt, our thoughts haven't changed on that at all. We believe that Visudyne has a very long growth curve ahead of it, either as monotherapy in the disease or as combination therapy. And it has been witnessed already by the combination with Visudyne and triamcinolone, which has not at all slowed down the growth but actually has sped it up. We do not believe that people will leave a very safe and well established product in over 350,000 patients treated today and go to nine intravitreal injections per year as a replacement for Visudyne.

So we're not worried that the growth of Visudyne is what is creating the need to do a transaction like this. We have always said, and we will continue to say, that you can never have a pipeline that's full enough. And to be able to find an opportunity to have a pipeline in ocular, oncology, urology and dermatology, to give us a platform technology that we could partner out with other people and develop our own products. This was just an incredible opportunity for us. It has nothing to do with how we feel about Visudyne.

Now the sales of Visudyne, as you know, the guidance we've given is $430m-$455m. And, as you know, the reimbursement for the accelerated indications or new usage for Visudyne, in minimally classic as well as occult, occurred in April. So on April 1. In the beginning there was a little bit of a stick our toe in the water kind of attitude from the retinal specialists because, as you know, a couple of years ago when they got approval for occult, that approval was reversed a couple of weeks later. And many of them felt burned by that experience. So they got through the month of April and they were able to see that they got rapid reimbursement for occult and minimally classic, and the month of May went very, very well indeed, and the month of June we're hoping to have excellent results as well.

And as I mention to people over and over again, as I see a month or two of steady acceleration of Visudyne growth, I'll keep looking at the guidance we've given. But we're not seeing any slowdown in our growth, in fact we're seeing acceleration of our growth, and we're not expecting a major slowdown of our growth with the introduction of another product potentially in 2005. Again, we see that as a synergistic product.

So nothing has changed in our forecast on Visudyne, and many of the numbers that you all have for Visudyne as well going on into the outer years, expect that there will be some other therapies on the market which will either be used in combination with Visudyne or as monotherapies as well as Visudyne being used as a monotherapy.

MATT GELLER - CIBC - ANALYST

Great, thanks a lot.


PAUL HASTINGS - QLT - PRESIDENT, CEO

Thanks Matt.

OPERATOR

And the next question comes from the line of Dimi Ntantoulis of UBS. Please proceed.

DIMI NTANTOULIS - UBS - ANALYST

Good morning. I have a few questions. If you could provide us perhaps with some additional information on the transaction or financial details with Eligard and with the acne product from Fujisawa, is the first question.

Secondly, is there any overlap with R&D function between the Vancouver and Colorado addresses?

And then finally, on a GAAP basis, when do you expect the transaction to be accretive to EPS?

Thanks.

PAUL HASTINGS - QLT - PRESIDENT, CEO

So we've given guidance on a cash EPS basis, Dimi, and that's what we're going to stick to. And it's 2006.

DIMI NTANTOULIS - UBS - ANALYST

Okay. How much intangibles would you expect to have?

PAUL HASTINGS - QLT - PRESIDENT, CEO

Mike?

MIKE DOTY - ATRIX - SENIOR VP, CFO

It's too early to tell that. We have to retain appraisers and go through a thorough appraisal of all the assets that we're acquiring before we advance that way.

DIMI NTANTOULIS - UBS - ANALYST

Okay. And I take it you wouldn't have an expectation of how long those would be amortized over, Mike?

MIKE DOTY - ATRIX - SENIOR VP, CFO

No, not until we complete the appraisal process.

DIMI NTANTOULIS - UBS - ANALYST

Okay.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Now Dimi, in terms of additional information on the royalties for Atrisone and Eligard, Atrix has classically not given out that information and they don't give guidance on those products. And David, if you'd like to speak to that, please feel free to.

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

Yes. We've always said we have a royalty on both Atrisone and Eligard, and since we manufacture both of those products we'll have a manufacturing margin, which will add to return revenue on both products.

DIMI NTANTOULIS - UBS - ANALYST

Okay. David, would you characterize the royalty as double-digit, single-digit?

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

Yes. Double.

DIMI NTANTOULIS - UBS - ANALYST

Double-digit? Okay.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Dimi, I'm sorry. As we go forward, what we're going to do collectively and David and I have discussed this, is we will give guidance on total revenue, and we'll break out Visudyne. And hopefully in the future we'll be able to give guidance on revenue of all of our products, and we'll strive for that. But in the meantime we have to live by the partnerships and the contracts of those partnerships, but we think we're going to be able to be very visible in terms of where these products are going and how they're contributing to the profitability of the combined company.

DIMI NTANTOULIS - UBS - ANALYST

Okay. Can you disclose what Eligard sales were in the first quarter, like from your partner's point of view, if they've disclosed it?

PAUL HASTINGS - QLT - PRESIDENT, CEO

David?

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

I'll ask Greg Gould, our CFO, to comment.

GREG GOULD - ATRIX - CFO

Yes. In the first quarter we were at $15m in Eligard sales.

DIMI NTANTOULIS - UBS - ANALYST

Eligard sold $15m net to consumers, or to end users?

GREG GOULD - ATRIX - CFO

Yes. End users.

DIMI NTANTOULIS - UBS - ANALYST

Okay. Super.

PAUL HASTINGS - QLT - PRESIDENT, CEO

And Greg, what quarter was that in terms of its sales?

GREG GOULD - ATRIX - CFO

It was Q1, March 31.

DIMI NTANTOULIS - UBS - ANALYST

How many quarters has it been launched for?

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

A multiple number of quarters. We started off with the 30-day earlier and the market has shifted drastically to the 120-day, and we introduced the 120-day in 2003, I think, early, mid 2003.

DIMI NTANTOULIS - UBS - ANALYST

Okay. And then finally, Paul, just any overlap on R&D function between Colorado and Vancouver.

PAUL HASTINGS - QLT - PRESIDENT, CEO

So one of the things that attracted us to this opportunity, Dimi, is that both organizations are lean organizations working very diligently to getting products on the market. And we're going to go through an integration process, but we didn't do the transaction, nor have we calculated the accretion dilution analysis based on headcount synergies. We want to keep all the great people of both companies around to rapidly accelerate the pipeline. But we'll be going through an integration process and it's way too early to be able to say what the outcome of that will be, but we don't expect there to be synergies on the headcount side.

DIMI NTANTOULIS - UBS - ANALYST

Okay. Thank you.

OPERATOR

And the next question comes from the line of Mara Goldstein of CIBC. Please proceed.

MARA GOLDSTEIN - CIBC - ANALYST

Yes, thank you very much. Two questions. I'm curious as to how you came about the transaction value for Atrix, and the split between cash and stock.

And then secondarily, there was a comment about an NDA filing for Atrisone late third quarter, and I was under the impression that was supposed to be an earlier third quarter event. So if you can just provide an update on that, that would be great.

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

Well, Mara, thank you for the question. We have always said the third quarter, and as we move along - and it's a day-to-day affair - we have very complex toxicology work to complete and a lot (as you know) of a very, very comprehensive number of acne patients were in this study. Probably one of the largest ever. So the comprehensive nature of the thing is just a day-to-day thing. I would love to be able to say to Steve Warren, our Head of R&D, let's get this thing out July 1, but we're hoping to make every effort to get it out as soon as possible. I think all of our shareholders want us to have the kind of quality NDA filings that we've demonstrated over the last several years with our Eligard product line.

MARA GOLDSTEIN - CIBC - ANALYST

Okay. Thanks.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Mike, do you want to speak to the transaction value and the percentage cash/stock?

MIKE DOTY - ATRIX - SENIOR VP, CFO

Certainly, yes. As you know, the transaction value looks like $855m, and we're coming in with a 60% stock, 40% cash split. And I guess the best way to answer your questions is simply just a matter of why both parties have negotiated that to be the fairest price. The split had a lot to do with how much cash the combined entity is starting out with. We're looking at in excess of $600m to use here. We think that at closing we'll still have roughly $300m left. The cash position was derived in that manner.

MARA GOLDSTEIN - CIBC - ANALYST

And just what is the stock price that you're using for the QLT portion? And is there a break up provision in the deal?

PAUL HASTINGS - QLT - PRESIDENT, CEO

The stock price we're using for QLT is the stock price on our last trading day, which was Friday, on the Toronto stock exchange. Stock price we're using for Atrix was on their last trading day, which was Thursday in the US because Friday was closed.

MARA GOLDSTEIN - CIBC - ANALYST

Okay.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Mike, do you want to add some things?

MIKE DOTY - ATRIX - SENIOR VP, CFO

Yes, just saying that that would be [$21 and 10, 28c] was the number for QLT stock. And to that we add $14.61 from cash.

OPERATOR

The next question comes from the line of Campbell Parry of Scotia Capital. Please proceed.

CAMPBELL PARRY - SCOTIA CAPITAL - ANALYST

Thanks very much, good morning everybody. Firstly, given that you arguably are a more powerful unit now, is there any scope to renegotiate some of these partnerships that you have in place at the moment? That's the first question.

Secondly, I think I'm right in believing that you still have a dental products division, I wonder whether that could be used as a source of funds going forward, or whether it's central to your strategy as outline before.

And then lastly, just a more housekeeping thing. Are there any tax loss carry forwards that you can utilize prior to 2006 that may actually improve the accretion before then?

PAUL HASTINGS - QLT - PRESIDENT, CEO

Mike, why don't you deal with the NOL's?

MIKE DOTY - ATRIX - SENIOR VP, CFO

So NOL's, yes, there are NOL's that we believe that we will be able to access. However, we look at those as one-offs and really do not use those in determining, getting to accretion.

PAUL HASTINGS - QLT - PRESIDENT, CEO

David, do you want to comment as to your primary shifts and I'll comment as to ours, in terms of we want to renegotiate our partnerships and try to retain marketing rights. And what marketing rights might we have left, by the way, in our products.

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

Well sure. First of all, the question regarding the dental business, the Atridox, we've always and have over the last number of years looked at Atridox as just a cash generating cash flow operation for ourselves. We've not invested a great deal in Atridox, given the early on efforts and the degree of the market place and so forth. So it's not like-- CollaGenex is our marketing partner here in the US for Atridox, and we have approvals of course for Atridox throughout the European Union, and have individual distributors selling Atridox throughout Germany, France, Italy and so forth, and it does generate revenue. But our dental business has not been invested in over the last several years because we've refocused the company toward drug delivery and the oncology, dermatology, urology business.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Partnerships.

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

Partnerships, I think we've got excellent partners with Sanofi, Aventis, Sanofi-Synthelabo now, of course, with Eligard in the US. And a wonderful partner as well in all of Europe with Yamanouchi recently taking over the marketing. They're a very powerful company in Europe and one of the tops in urology, and have just recently launched Eligard in the largest market in Europe, i.e. Germany. So we're quite pleased with them. We do not currently have co-promotion opportunities with them, but we have opportunities to look at how the market may change, and therefore this could happen if we renegotiated. But within the US we have an opportunity quite a ways out to be marketers of Eligard, but currently we are always talking about opportunities for integration and Eligard, while it's exclusively the rights to the marketing of Sanofi-Synthelabo, we would always be very pleased and happy to discuss with them any possible co-marketing opportunities.

CAMPBELL PARRY - SCOTIA CAPITAL - ANALYST

Okay. Thanks very much.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Campbell, from our point of view, if you can't market your own products because of financial constraints when niche products were early in their development cycle, then the next best thing to be is the best possible partner. And that's how we approach our collaboration with Novartis and I'm sure that's how Atrix approaches their collaborations. There are potential opportunities going forward to look at our proprietary products and market them on our own, and that would be our next goal.

CAMPBELL PARRY - SCOTIA CAPITAL - ANALYST

All right. Thanks Paul.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Thank you.

OPERATOR

Thank you, and our next question comes from the line of Christine Charette of Nesbitt Burns. Please proceed.

CHRISTINE CHARETTE - BMO NESBITT BURNS - ANALYST

Hi. I have some technical questions and some more strategic questions on, first, what is the timing for the closing of the transaction? And do you have any break up fees in the transaction?

PAUL HASTINGS - QLT - PRESIDENT, CEO

So Mike, why don't you deal with the timing of the closing?

MIKE DOTY - ATRIX - SENIOR VP, CFO

Yes. It'll take as long as it takes to get the shareholder votes, and we think that'll be in the two to three month timeframe. And there is a break up fee.

CHRISTINE CHARETTE - BMO NESBITT BURNS - ANALYST

But what is the break up fee?

MIKE DOTY - ATRIX - SENIOR VP, CFO

We're not going to-- We don't disclose that number at the moment.

CHRISTINE CHARETTE - BMO NESBITT BURNS - ANALYST

Okay. Second question is, when you're talking about 10% dilution for next year and accretive on a cash basis in 2006, are you assuming that Atrix will be paying taxes on their income? And what tax rate are you assuming?

MIKE DOTY - ATRIX - SENIOR VP, CFO

Yes, we are assuming that going forward earnings are taxable in all of our modeling and in our accretion assumptions. The tax rate that we're using is basically the US statutory rate adjusted to include Colorado taxes, so it's in the 34% range.

CHRISTINE CHARETTE - BMO NESBITT BURNS - ANALYST

Okay. And if I look at your little cartoon in your slide presentation, it looks like you expect about 40% of revenues to come from Atrix products by 2008. Now, if I take that at face value I don't know if you meant anything by those pie charts. Now Atrix products are mainly what people would consider as specialty pharma products, as opposed to biotech products. And specialty pharma companies do tend to trade at a lower P multiple than biotech companies, probably because of their patent protection, although the formulation protection it's typically easy to get around that, so the P multiple tends to be lower. Paul, on a strategic basis, how do you justify buying a company that's production decreases your P multiple, given that QLT could be seen as a specialty pharma company going forward?

And number two is, are you guys planning on building a sales force? And how does this acquisition sit within your eventual strategic intent of building a sales force?

PAUL HASTINGS - QLT - PRESIDENT, CEO

So let me deal with the P, the multiple, right now. We see Atrix as a biopharmaceutical company just like QLT is. We're into drug delivery and we're into innovative therapies and so are they. We compare Atrix to other what you might call specialty pharmaceutical companies that have their own platform technologies. We don't compare it to specialty pharma companies that in-license platform technologies. So when you look at owning a platform technology and being able to use that across a wide range of therapeutic areas for both proprietary products that may be in our pipelines, as well as those that we can in-license. Remember that we've got an early stage program here as well as development programs here. They have them there as well.

So we don't see this as a specialty pharma company going forward, like specialty pharma companies that have in-licensed their platform technologies. We see this as a leading biopharmaceutical company with applications in all of healthcare in all these different therapeutic areas, and has a support and a platform for all of those areas. So we don't think that justifies a multiple that is consistent with other companies that have, as I mentioned before, niche products where they've licensed in the platform technology.

Now in terms of the 40%, what we expect from the Atrix products in 2008, that's just a simple calculation that we use looking at the growth of Visudyne and the growth of what could happen with the present Atrix pipeline given their forecast going on into those years. So the point we're trying to make with that slide, by the way, is that we're diversifying our risk, we're adding multiple products to our pipeline and we're therefore adding to our high probability of success of maintaining our profitability and that growth in profitability for many years to come.

CHRISTINE CHARETTE - BMO NESBITT BURNS - ANALYST

But what about sales force eventually? And actually, the final question is how did QLT come up with the price justification for what they are paying for Atrix, given that the P multiple is much higher than what QLT's trading at?

PAUL HASTINGS - QLT - PRESIDENT, CEO

So, we went through a number of calculations to determine the value and a number of different ways of doing it. And every way we came up with it, we came up with the value that we paid.

Are we going to build a sales force? Absolutely. Will we do it today or tomorrow? You've got to walk before you run. And had we gone out and bought a sales force with a product, maybe even one product with a sales force of 40 people, the things that were out there and potentially available are massively dilutive. That would not have made anybody happy.

So what we did was we said we've got to go to the next step of becoming a fully integrated biopharmaceutical company. Atrix agreed with us, that they wanted to go to the next step and they saw a lot of synergies between our two companies. And together we agreed that we could be a much more powerful company going forward than either one of these two companies alone, and be able to meet on a competitive basis all the other companies in the mid tier biotechnology space, and hopefully even surpass them as time goes on with this kind of rich pipeline.

So to be able to do that plus have a platform technology that you could in-license or even out-license technologies to other people, to us is a much better deal and worth a much higher multiple than going after the eighth antiVEGF inhibitor or something of this nature.

CHRISTINE CHARETTE - BMO NESBITT BURNS - ANALYST

What is the first product that the companies could market themselves, and what's the timeline for it to reach market?

PAUL HASTINGS - QLT - PRESIDENT, CEO

Probably, I don't want to talk too much about timelines because we're still very early in the process, but probably the nearest term products would include the Octreotide, which is just completing the Phase I. And David, do you want to add some, the other products, or maybe Steve, what are in the pipeline that maybe following up with Octreotide? And then I'll talk a little bit about 0074.

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

Yes. Octreotide, of course, is moving on very nicely. We already an INDA open for a type of formulation for this product, and we're working on a second INDA that we'll be filing very shortly, latter part of this year. So I'll ask Steve Warren, our Head of R&D, to comment about the Octreotide and the other products that are moving along rather nicely.

DR. STEVE WARREN - ATRIX - VP R&D

Yes. The Octreotide product is farthest along in development and we are very happy about the formulations and how they perform in comparison to the marketed products. We have higher bioavailability, a very low volume of injection. We have almost one-tenth the volume of injection of the currently marketed products. And because it has a low volume of injection, we don't have to inject it into the muscle. So it's better tolerated. And we think that's very exciting for the indications that it's already approved for, but we also think that that really makes it an attractive product for diabetic retinopathy, because you need higher levels of the drug continuously. And it can't really-- The other feature of the subcutaneous injection is very appealing there.

And finally we have a long duration product. Three months. Longer than any other product out there. So we're really happy about that.

The other products that we are, at least at Atrix, that we've been working on that are earlier stage projects that we're really excited about, are a topical anti-psoriatic product. And that is based upon our findings that certain drugs that we have identified can induce programmed cell death. They can kill the immunocytes that we know cause the disease, and we are making formulations to get enough of the drug into the plaque lesions of the psoriatic patient to have durable responses. And that would be what would differentiate it from other products. Of course it's early stage, it's still in the pre-clinical stage.

The other one is PYY 3-36, a naturally occurring gut peptide that is released after a meal and when people eat, and it turns that obese individuals tend to have lower levels of it. And so we believe that if we put it into Atrigel and give a depot formulation, for example, a 30-day formulation, that we may raise their basal levels and that may reduce their appetite and help them lose weight.

Those are a few examples. We have some more as well, but just to give you a flavor for it.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Steve, thanks a bunch. And Christine, I think equally important to that - because of course we all want to market our own products - is that the six-month formulation for Eligard is coming soon, and the Atrisone product is coming soon. And although we're not marketing those on our own,

I'm sure you will agree that what shareholders are most interested in is sustainable profits. And so what we want to do is have a nice base of sustainable profitability to be able to build our own sales force and walk before we run.

CHRISTINE CHARETTE - BMO NESBITT BURNS - ANALYST

Okay. And when are you guys going to make the break up fee public?

MIKE DOTY - ATRIX - SENIOR VP, CFO

Probably when we feel like it, but right now I don't think we're going to be making it public. Probably at closing.

CHRISTINE CHARETTE - BMO NESBITT BURNS - ANALYST

Thank you.

OPERATOR

And your next question comes from the line of [Andre Udine] of National Bank. Please proceed.

ANDRE UDINE - NATIONAL BANK - ANALYST

Sure, thanks. Just actually had two, actually it's just one question now. I guess they've all been answered. In terms of the amortization period for the Atrix goodwill, how long would that period be?

MIKE DOTY - ATRIX - SENIOR VP, CFO

We won't be amortizing goodwill.

ANDRE UDINE - NATIONAL BANK - ANALYST

You won't be. Okay.

OPERATOR

Your next question comes from the line of Aaron Bennett of Orion Securities. Please proceed.

AARON BENNETT - ORION SECURITIES - ANALYST

Thanks. Just a quick question on the Pfizer product. When's the next milestone for that? When are we going to start to see some more data on that one?

PAUL HASTINGS - QLT - PRESIDENT, CEO

David?

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

Yes. Well, you're speaking of the bone growth product.

AARON BENNETT - ORION SECURITIES - ANALYST

Yes.

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

The project's moving quite well. It made a tremendous number of clinical supply materials here just recently for Pfizer, and it's moving right along. As you might suspect, Pfizer is not very interested in us disclosing a whole lot of information about this project. I can tell you we're excited by it and so are they, but as far as their movement, until it gets into Phase III I think we don't really want to disclose too much about their program. They of course are in charge of the clinical program.

AARON BENNETT - ORION SECURITIES - ANALYST

Okay. Thanks very much.

OPERATOR

And your next question comes from the line of Mike Bailey from Raymond James. Please proceed.

MIKE BAILEY - RAYMOND JAMES - ANALYST

Good morning. Just a quick question on valuation. I know you guys have touched on it a little bit earlier, as far as the price here for Atrix. I just wanted to get your thoughts on the price, in reference to the recent 52-week high of Atrix, in the $32-$33 range. I'd just like to get your comments on that. Thanks.

PAUL HASTINGS - QLT - PRESIDENT, CEO

We did our valuation based on a number of different models and every way we looked at it we came up with the valuation we came up with.

MIKE BAILEY - RAYMOND JAMES - ANALYST

Thanks.

PAUL HASTINGS - QLT - PRESIDENT, CEO

How that relates to the high that you quoted, which I don't think, by the way, is the correct high. That really wasn't part of our equation here. It was, how we did the valuation for this business based on a number of different analyses.

MIKE BAILEY - RAYMOND JAMES - ANALYST

Thank you.

PAUL HASTINGS - QLT - PRESIDENT, CEO

You're welcome.

OPERATOR

And our next question comes from the line of Dennis Marsh of Beutel Goodman. Please proceed.

DENNIS MARSH - BEUTEL GOODMAN - ANALYST

Hi. You'll be dealing with prostate cancer. Are you dealing with metastasis? And if so, how far does that go to bone involvement?

PAUL HASTINGS - QLT - PRESIDENT, CEO

Steve, do you want to speak to that?

DR. STEVE WARREN - ATRIX - VP R&D

Sure. The patients that are treated with hormonal therapy, in practice it's usually, like in the label, it's labeled as a treatment for advanced prostate cancer, which means patients that have disseminated disease or patients who have locally advanced diseased. But in reality, the practice pattern is that patients with various stages of prostate cancer get treatment with hormonal therapy. So that is reflected in our clinical trials, where we've had a fair number of early stage patients. For some patients that's the right choice. So yes, it is a variety of degrees of dissemination that we're dealing with here. I don't know if I answered your question.

DENNIS MARSH - BEUTEL GOODMAN - ANALYST

But hormonal therapy usually lasts about three years. Am I right? Are you saying this takes over too, and overlaps?

DR. STEVE WARREN - ATRIX - VP R&D

Well, the decision to stop it is when the patient becomes hormone refractory and then they obviously offer other options. But the patients who are hormonally responsive could have disease of any early or late stage, although generally it's, by the time they, a lot of the patients do have late stage disease. But now, with earlier and earlier diagnosis, it's the right choice for many patients to do it with earlier stage disease.

DENNIS MARSH - BEUTEL GOODMAN - ANALYST

Okay. So it is-- Anyway, could I ask another thing? What would you expect to obtain? You're saying it's a $1.3b market, growing fairly rapidly. That's US, I assume. What percentage of the market would you obtain, you're targeting, say, in three to five years?

PAUL HASTINGS - QLT - PRESIDENT, CEO

That is US dollar sales. I just didn't want to confuse the-

DENNIS MARSH - BEUTEL GOODMAN - ANALYST

No, and it's US market, right?

PAUL HASTINGS - QLT - PRESIDENT, CEO

Well, that $1.5b is the worldwide market.

DENNIS MARSH - BEUTEL GOODMAN - ANALYST

Okay. Fair enough.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Right? But it's in US dollars. Okay? And because you're a Canadian investor and we used to report in Canadian, I just wanted to clarify that for folks. David, I think I can speak for both of us. We're not really giving guidance yet, and probably won't, on what we expect to penetrate the market. But you'll start to see that in our revenues, and it'll become much more and more evident as this product breaks out and starts. When the six-month formulation is on the market, ahead of the competition, we think you'll see substantial growth and you'll be able to calculate it in a backward fashion.

DENNIS MARSH - BEUTEL GOODMAN - ANALYST

Okay. And it'll be a fairly large factor in your 40% of 2008 revenues?

PAUL HASTINGS - QLT - PRESIDENT, CEO

Eligard is definitely a very large factor, but the other products as well and the dermatology business, and the Atrisone product. Absolutely. Right David? Would you agree?

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

Absolutely. I'll just make one comment about the size of the market. The global market is closer to $2b, and the US market is around $1b. Of course some of that is inclusive of the endometriosis claim for female patients. But the market has been a little bit stable in the US in terms of its growth. It had tremendous growth over the last three or four years, because of the PSA test being more and more used. And now that PSA is routinely used, so new diagnosis has stabilized, but it does not have any reduction in its interest and its use. Leuprolide is the primary product for hormone-resistant prostate cancer.

DENNIS MARSH - BEUTEL GOODMAN - ANALYST

Thanks again, gentlemen.

OPERATOR

And your next question comes from the line of Douglas Chow of Haywood Securities. Please proceed.

DOUGLAS CHOW - HAYWOOD SECURITIES - ANALYST

Hi. I was wondering if you could just give me a bit more detail about the competitive position of Eligard and what are the advantages of that product over Lupron.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Okay. I walked you through that in the presentation, but David, if you'd like to have someone do that again, that would be great.

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

Yes, sure. Well, I'll ask Mike Duncan, our Vice President and General Manager, to comment about the basically only two competitors that we have in the entire market in the US.

MIKE DUNCAN - ATRIX - VP, GENERAL MANAGER

Right. The two competitors in the market are, obviously, the Lupron product and the Zoladex product. There is also another product called Viador, but that's a very small competitor. Competitive advantages of Eligard just, besides the technology of the Atrigel system, allows for the product to be delivered with much fewer breakthroughs than the competitive products, which results in less side effects. Also, for the patient handling benefits, the injection volume is substantially lower. It's a subcutaneous injection. What else, Steve, am I forgetting?

DR. STEVE WARREN - ATRIX - VP R&D

You can inject anywhere.

MIKE DUNCAN - ATRIX - VP, GENERAL MANAGER

Yes, you can inject the product anywhere and you have a lot more locations where you can inject the product. And again, with the science, [suppressing testosterone] lower than the other competitive products. You have a lot less internal hot flashes.

DR. STEVE WARREN - ATRIX - VP R&D

There is also the competitive advantage, of course, of the six-month formulation that will be, that was filed and we're expecting approval early next year. So that will be the first six-month formulation available of any LHRH product.

MIKE DUNCAN - ATRIX - VP, GENERAL MANAGER

That's correct.

DOUGLAS CHOW - HAYWOOD SECURITIES - ANALYST

Okay, Steve, thanks.

PAUL HASTINGS - QLT - PRESIDENT, CEO

See, we're already one team here.

OPERATOR

And your next question comes from the line of Michael Lachman of ThinkEquity Partners. Please go ahead.

MICHAEL LACHMAN - THINKEQUITY PARTNERS - ANALYST

Good morning. First a pipeline question then a few on the financials. Could you discuss a little bit more about the applicability of this sustained release technology that you're acquiring to optimize you? Is this something that is synergistic with Visudyne or should we be thinking of this as being synergistic with something that either QLT or Atrix has in the pipeline?

PAUL HASTINGS - QLT - PRESIDENT, CEO

We're not looking for an ocular delivery system for Visudyne because we think we have the optimal ocular delivery system for Visudyne. It's an intravenous injection followed by a ray of light which activates the drug in the back of the eye where the bleeding occurs, and the leakage. We're looking at the future of AMD, which will include small molecules and large molecules that will be directly injected into the back of the eye, these so-called intravitreal injections.

And there is a common knowledge out there that people are just simply not going to give repeated month after month intravitreal injections. And so our concept has always been to find a delivery system that we can work with these partners who have these peptides, proteins, small molecules, antiangiogenics, antioxidants, to deliver to the back of the eye in a sustained release format where you won't have to give repeated intravitreal injections. And every company that's developing such products is looking for such a delivery system, and that is something that even though that wasn't a main area of the focus of Atrix, it was something that they were aware of and had started working on long before we even looked at them. So it's an emerging area and one that together we want to accelerate. But we're really excited about it.

I don't know, Steve, if you want to add to what you think about that ocular delivery system, or how it might be used in the future and which products in your pipeline, for example, Octreotide or something of that nature.

DR. STEVE WARREN - ATRIX - VP R&D

Sure. In the basic research that we do on Atrigel, we look at it, how tissues respond to it. And in those experiments we've put it in all sorts of places in pre-clinical studies, including the eye, and we were delighted to find that there were almost no significant irritation or inflammatory reactions when you inject into the eye. And that just opened the door to thinking about all the things that Paul just listed.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Okay. Thanks, Steve.

MICHAEL LACHMAN - THINKEQUITY PARTNERS - ANALYST

Great. And then on the financial side, just to clarify. It sounds like you used, you were talking about a roughly 10% dilution on '05, based on where estimates are at this point. Am I correct in assuming that's something in the order of 11c?

PAUL HASTINGS - QLT - PRESIDENT, CEO

Mike?

MIKE DOTY - ATRIX - SENIOR VP, CFO

Well, no. 10% is a fairly rough estimate at this point. So I don't think we want to get into the pennies per share. We're putting together two profitable companies here. Both of them are generating cash. So on a cash EPS basis, again, we'll be somewhat diluted in '05 and we'll be accretive by 2006.

MICHAEL LACHMAN - THINKEQUITY PARTNERS - ANALYST

Okay. And I know you mentioned that the accretion in '06 and beyond is not based on headcount reduction, but are there operating synergies here? And are there places that we can be looking at in our models when we look at combining these two companies, where we could take out, where one plus one equals something less than two, where we can reflect some cost synergies, whether that's in SG&A area or manufacturing costs, R&D, etc?

PAUL HASTINGS - QLT - PRESIDENT, CEO

Let me try to attack that a little bit. It's very early for us to tell these things, but rest assured that we've noticed there are a number of [indiscernible] that both companies have that the other company will benefit from in the combined entity.

For example, one of the things we look at is the 60,000 square foot manufacturing facility, and the fact that we have multiple suppliers for the Visudyne supply chain, and that we might want to use this manufacturing facility. And the folks at Atrix have asked us to consider and we're in the process of diligence of looking at this and it's very attractive. And so that may be a very nice way to maybe in the longer term help us not only control our own manufacturing or fill and finish, but also to potentially lower cost of goods. But those are synergies we'll see in the out years if we were to do something of this, because it would first be a capital investment. It would be rather small, but we'd still have to do one.

As I mentioned before, if you think about the programs that Steve just talked to you about, that are in pre-clinical, that will very easily fit not only into their lean clinical team, but also our 120-person development organization here. Everything from pre-clinical development all the way through basically regulatory and marketing approval. There's going to be a lot of synergies in the processes. So that's where we expect to see them. And we constantly, even before we were looking at doing a transaction, we're constantly looking at synergies within our own organization and decreasing cost of goods in any way possible and increasing profitability in any way possible. And I'm sure that we'll do that as a combined company as well.

MICHAEL LACHMAN - THINKEQUITY PARTNERS - ANALYST

Let me just ask it another way. When you talk about '06, the idea that '06 on a cash EPS basis would be modestly accretive, you said that that's not based on a headcount reduction. Is there any operating synergy?

PAUL HASTINGS - QLT - PRESIDENT, CEO

Yes, absolutely. We did our budgeting based on 100% probability of success of most of our programs. And so there was room there to be able to do some [indiscernible] sets, calculations, and determine whether or not we could even spend the R&D budget the two companies would be able to spend. So we feel very comfortable that there will be operating synergies, and we'll still be able to spend between $60m-$70m in net R&D. So the gross R&D number could go up higher than that based on partnerships, and that's something that Atrix has been terrific at getting and something that I'm sure we'll be adding value to as well. So there'll be a lot of discussions in that area and maybe we'll be able to spend more. Think of the upsides for Visudyne and Eligard and the other products, if competitive products don't quite pan out the way people might think they might pan out, or might pan out more to our advantage.

So we'll be looking at that on a constant basis. We do our budgeting and our forecasting on a rolling 18-month basis right now here. We'll continue to do that and look at forecasts for all of our products.

MICHAEL LACHMAN - THINKEQUITY PARTNERS - ANALYST

Okay. So when you look at the $75m-$85m of gross R&D that's contemplated for '06, how would that compare to what the gross R&D spend of the two separate companies might have been? The initial look at some of the models out there, unless I'm reading them wrong, that combined number was something closer to $100m. Am I reading that right, and is that representative of?

PAUL HASTINGS - QLT - PRESIDENT, CEO

No. I think you're a bit high and I think that we don't have the resources to spend $100m. We don't have the human resources to be able to do that, not right now. But having said that, if these products are all doing really well in the clinic, that would be a first-class problem to have. If we have products that seem to us that we'd want to invest that kind of money in, we'd be looking for opportunities to partner some of them, and to have a net R&D number that would be consistent with our profitability goals.

MICHAEL LACHMAN - THINKEQUITY PARTNERS - ANALYST

Then one final housekeeping question, getting back to the deal valuation. What full share count was used to arrive at the $855m?

MIKE DOTY - ATRIX - SENIOR VP, CFO

Just under 24m shares.

MICHAEL LACHMAN - THINKEQUITY PARTNERS - ANALYST

Great, thank you.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Thank you.

OPERATOR

And your next question comes from the line of David Martin of Dundee Securities. Please go ahead.

DAVID MARTIN - DUNDEE SECURITIES - ANALYST

Hi, Paul and David. First question is, given that consensus estimates for Atrix are $1.02 per share for '05, I'm wondering how it comes out to mildly dilutive for QLT to acquire this company in '05. Are there opportunities that you can amortize at one time a lump sum of R&D and maybe get accretion in '05 on a GAAP EPS basis?

The other question is, it sounds like Eligard has some advantages over Lupron right now, but the sales are relatively low. I realize that the drug has been on the market a relatively short period of time, but what hurdles are you facing selling against Lupron, and will the six-month dosage really give you that much more market share, do you think?

PAUL HASTINGS - QLT - PRESIDENT, CEO

Well let's deal with the cash EPS question first. Mike, do you want to deal with that?

MIKE DOTY - ATRIX - SENIOR VP, CFO

Sure. As I mentioned earlier, we're focused primarily on cash EPS and the profitability of the two companies and the cash that will be generated going forward. It's difficult for us to talk specifically about it on a GAAP basis until we have the opportunity to complete the appraisal that I referred to earlier. Once we have that appraisal completed we'll have a much better view as to the effects of amortizing the various categories of intangibles, or those that are amortizable and be able to give you an update at that point.

PAUL HASTINGS - QLT - PRESIDENT, CEO

So on the Eligard versus Lupron, David, do your team want to address some of those issues?

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

Absolutely. Well, the Eligard competitive environment here in the US is quite aggressive here. Obviously, Abbott's had this market to themselves for many, many years and to dislodge them is a good solid battle. I would ask Mike to make some specific comments about some of the recent activities.

MIKE DUNCAN - ATRIX - VP, GENERAL MANAGER

Yes. One thing I would just briefly mention the history too. When we launched the Eligard four-month, Synofi just had 50 sales reps. They increased last June to approximately 100. They increased again in August to about 120. So we saw their sales force grow and realign three times last year, which we were thrilled about, but it got bigger each time. And then recently what we've seen too is that some recent pricing pressure that's pushed the price down a little bit. And the thing that David mentioned, and we really just can't say enough of it, TAP was an entrenched competitor.

So we're in there and it's a personal sale. We have to get in front of the doctors and sell our product on what we think are superior features. And the six-month product we do think is going to differentiate us pretty dramatically. If you look at just how the market's shifted over the last three years, it really moved to the 120-day. Using those same type of strategies we think that the six-month product will have a lot of market appeal to physicians and patients.

DAVID MARTIN - DUNDEE SECURITIES - ANALYST

Okay. I just have one more housekeeping question for Paul. Just an update on the diabetic macular edema program for Visudyne, the retinopathy program. What's the status of that?

PAUL HASTINGS - QLT - PRESIDENT, CEO

That program was discontinued a year and a half ago.

DAVID MARTIN - DUNDEE SECURITIES - ANALYST

Okay, thanks.

PAUL HASTINGS - QLT - PRESIDENT, CEO

You're welcome David.

OPERATOR

Your next question comes from the line of Doug Miehm of RBC Capital Markets. Please go ahead.

DOUG MIEHM - RBC CAPITAL MARKETS - ANALYST

Yes, good morning. Couple of housekeeping questions. What do you expect the filing date to be for the transaction?

MIKE DOTY - ATRIX - SENIOR VP, CFO

The filing will be before, within about 30 days.

DOUG MIEHM - RBC CAPITAL MARKETS - ANALYST

30 days. And are you expecting any regulatory hurdles?

PAUL HASTINGS - QLT - PRESIDENT, CEO

No.

DOUG MIEHM - RBC CAPITAL MARKETS - ANALYST

No. And then, on that filing date, we'll probably hear about the break up fee, etc., etc. And then just with respect to the ocular potential here. Could you just go into detail in terms of timelines, into when we might see some of those products coming into the clinic, above and beyond the ones we have right now?

PAUL HASTINGS - QLT - PRESIDENT, CEO

Steve, I don't know if you can give just a really broad idea of when a potential product could get into the clinic, taking into account the pre-clinical work that would need to be done.

DR. STEVE WARREN - ATRIX - VP R&D

Well, the timeline that we've been working with at Atrix on our Octreotide product is just to get the three-month formulation into the clinic in the first part of next year. We have an open IND on our one-month product. Now, in terms of taking one or both of those into an ocular indication, we really have to work that out as a joint company, and discuss it. Because the QLT folks are the experts in eye disease, and that's what we'll do.

PAUL HASTINGS - QLT - PRESIDENT, CEO

I think that's a very good answer. So it's still too early to tell. We really need to look at what's going to be involved here. I'm sure that Steve and Mohammad and Mo all have opinions as to when we might be able to get this in the clinic, but rest assured that there aren't that many ocular delivery systems out there and those that are out there are being very closely held within the companies that they're sitting in.

It would be our intention to make this delivery system available to people to take it into pre-clinical models with their compounds. There's no reason not to do that. So we expect to be talking to our partner. We expect to be talking to other partners, about what interest they may have. And by using those resources outside the company, we think we can accelerate this thing going into clinic on a bunch of multiple different products. So that's what I think we'll probably do together, and I think everyone's going to be happy with that, and we'll take it one step at a time.

DOUG MIEHM - RBC CAPITAL MARKETS - ANALYST

Okay. And then just finally, with respect to the intangibles that should come out of this deal, what do you expect the amortization period to be for those intangibles?

MIKE DOTY - ATRIX - SENIOR VP, CFO

We really can't comment on that until we retain an appraiser and assess the various categories of intangibles. As soon as we do that we'll come back to you with our GAAP EPS views.

DOUG MIEHM - RBC CAPITAL MARKETS - ANALYST

Okay. Thank you.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Thanks Doug.

OPERATOR

Your next question comes from the line of [Bo Fizer] of PCW. Please go ahead.

BO FIZER - PCW - ANALYST

Thanks. Good morning. If I heard you correctly, you determined the cash/stock split of the deal based on trying to keep some amount, about $300m, in the bank post transaction. Without getting into product or timing specifics, was that for general purposes or do you have your eye on specific opportunities, and would that be in-licensing? Does this basically satisfy your appetite for M&A at this point?

PAUL HASTINGS - QLT - PRESIDENT, CEO

So yes, this is going to take quite a while for these two companies to integrate with each other, and realize how much we actually have in this pipeline. So I'm sure you'd agree with me, seeing these pipeline slides, that we've got a lot to work with here.

So I would say that this satisfied virtually every criteria we were looking for in terms of fit, geographic fit, by the way, because it's a very short distance between these two companies, very similar to the distance between here and the West Coast, Northern California, as well as therapeutic focus. It's just a perfect situation that way.

So to think that we would then go out and look for another one immediately, that's just not going to happen. We want to do the integration correctly. We want to maximize the products we have in the pipeline. If something comes along that's interesting to license in, that these two organizations collectively can accelerate and move more quickly, I'm sure we'll be amenable to looking at it, but we didn't keep the cash at that amount for any specific reason. What we wanted to do was to utilize the cash we had accumulated to its greatest benefit in the transaction and not give away as much of the currency and stock. So that's why we did it.

So we think we have now cash that's a safe amount of cash to have. Don't forget that we have $172m of convertible debt there as well. So it gives us a nice cushion and a nice amount of cash to have as profitable going forward company who may or may not at some point in time be looking at capital expenditures or maybe in-licensing other technologies, but certainly not anything on the radar screen in the near future. We want to maximize what we have now.

BO FIZER - PCW - ANALYST

Can you just remind us of the status of your buyback authorization and does that get suspended pending the closing of this deal?

MIKE DOTY - ATRIX - SENIOR VP, CFO

Our buyback plan is still in place. We have not activated it.

BO FIZER - PCW - ANALYST

And it will still be in place at the closing?

MIKE DOTY - ATRIX - SENIOR VP, CFO

Yes. It's in place for full year and it's renewable on an evergreen basis.

BO FIZER - PCW - ANALYST

Thank you.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Thank you Bo.

OPERATOR

And your next question comes from the line of [Vincent Aida] of Tokyo New Capital. Please go ahead.

VINCENT AIDA - TOKYO NEW CAPITAL - ANALYST

Thank you very much for taking my question. I think in the opening comments we heard the case rather eloquently put about this deal from the QLT perspective as to why Atrix was so attractive to them. I was hoping we could hear just some comments from Atrix management as to, from their point of view, why this deal was particularly attractive for them, what it is about QLT that was compelling for them to get involved with, what capabilities they might have that Atrix would not have been able to flush out on their own.

PAUL HASTINGS - QLT - PRESIDENT, CEO

David?

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

Absolutely. Certainly our Board has been in the process of looking at a number of companies over the last two or three years. We've looked at many, many technologies. We have looked at many smaller companies to acquire ourselves, looking additionally where the opportunities arose for merger opportunities. And the clear, clear opportunity that was here and was very visible to me and to our Boards is that the financial and human resources that is to accelerate our business was there with QLT.

Let's face it, this company has been unprofitable since its inception for some fourteen plus years and this year we are going through the transition of becoming profitable. So our shareholders are next to group - they want profitability and I do too, as a shareholder. But we were in a way, by our own success disadvantaged with such a rich pipeline, so the dilemma has been and has been for at least two years, that do we become a company that continues to invest in R&D and worry little about profitability or do we do it the other way and become just profitable and spend less on R&D. This combination, this merger, basically provides us with the opportunity for all of our shareholders, those that like to see a high R&D effort and have a pipeline such as we have - the quality of that pipeline - and those people that see a company like us emerging from unprofitability for all these years and becoming profitable. So now we can do both.

We can have the profitability. We can become accretive. As Paul has pointed out, in a very short period of time we have got the resources now to advance this pipeline of products here at Atrix which we did not have and would not have. Obviously we could raise the money and have that money but we want it to continue on a profitability course. So this is the core reason in these cultural opportunities with the type of similar people that are at QLT. I went up and when I first met all of the people that work with Paul, I was very impressed with the quality of the human resources there - the management, the leadership. That is all very important you know. Most of these kinds of mergers have problems with the leadership and so forth and I was just so pleased to see that we have great leadership on both sides. I think culturally we are matched and, as Paul says, their strengths are the great cash flow operation with a wonderful product Visidan continues to give a lot of cash so that we can do the things together that will build a greater company down the road.

OPERATOR

Your next question comes from the line of Steven Dayan (ph) of HNC New York. Please go ahead.

STEVEN DAYAN - HNC NEW YORK - ANALYST

Hi. Congratulations on the deal. I have one quick question concerning the terms of the transaction. You mention it is a 65%/35% split. Is there a possibility of an election where you chose all stock or all cash, or is this just 65%/35% per share?

PAUL HASTINGS - QLT - PRESIDENT, CEO

It is more like sixtyish, fortyish and the cash is locked in at signing. So there will be no election.

STEVEN DAYAN - HNC NEW YORK - ANALYST

There will be no election. So what we see is getting $40.61 per share and one share of QLT. That's it. We can't elect either or?

PAUL HASTINGS - QLT - PRESIDENT, CEO

Right. What you see is what you get.


STEVEN DAYAN - HNC NEW YORK - ANALYST

Okay. Thank you very much.

OPERATOR

The next question comes from the line of Doug Mallinson of Advent Capital. Please go ahead.

DOUG MALLINSON - ADVENT CAPITAL - ANALYST

Thanks. My question has been answered.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Thank you.

OPERATOR

The next question comes from the line of Jason Velmyer (ph) of [Jula] Equities. Please go ahead.

JASON VELMYER ANALYST

Good morning, gentlemen. A quick question, David. Was the company put up for sale, was there an auction process?

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

Well, no. We have not seen ourselves as going out and doing an auction. We definitely didn't do an auction. We have just continued to look for company and technology. As you know, over the years we have done this. We have looked at some thirty different companies over the last two or three years and we were looking for an opportunity to grow this company that way. We have never looked at ourselves as a company that needs to be auctioned off. We know very well and our Board feels very strongly that this company could continue to do what we have done in the last four to five years and that is to organically grow this company. But what was so attractive here, as I just mentioned, is allowing ourselves to have the financial human resources to accelerate the rich pipeline that we have and it was just a great fit particularly.

JASON VELMYER ANALYST

David, one other question. You have done just a fabulous job since coming over to Atrix and made all of us institutional shareholders a lot of money. I guess my question is that when you look at the valuation of Atrix and you are really selling the company here at less than seven and a half times' next year's sales on an enterprise value basis which is really below where the current, at least, Biotech's stocks are trading - revenue positive Biotech stocks - and you have got a such a deep pipeline. I guess I was just surprised that you sold the company at this level and that maybe it wasn't to Pfizer, Novartis, Sanofi, Synthelabo, Yamanuchi, one of the companies that you have an existing partnership, maybe with a broader company. Can you just explain your thought process there?

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

Well, yes. Our Board and myself looked at this opportunity and obviously we have spent some time, as Paul will tell you as well, negotiating this. This deal has a floating characteristic obviously and your optics today may not be the optics next week. We thoroughly expect and see the strong financials of QLT to have some attractive growth and as this company grows and our company grows, you will see a greater improvement in the opportunity and the value that has received by the Atrix shareholder. So I think that you are just looking at one bird's eye view of today in saying that this is so. By the way, Bank of America have done a fairness opinion of this and we had our Board fully informed of the fairness of this deal particularly with the combination and allowing the flexibility of long-term shareholders to have flexibility in terms of the cash portion. We like that. One could say that why more cash or less cash? But putting it in the middle made an opportunity for those people who wanted to [indiscernible] and still participate on the upside with the merged companies is there with this arrangement.

JASON VELMYER ANALYST

Well, David thank you and thank you for all your years of service with Atrix.

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

Thank you.

OPERATOR

Your next question comes from the line of Harvey Cappitski(ph) of Maloney Securities. Please go ahead.

HARVEY CAPPITSKI - MALONEY SECURITIES - ANALYST

Again, Dave, I just want to follow up. It seems to me also that I can well understand QLT making this deal. It sounds like a tremendous deal for them. They have really done a great job guys, getting an outstanding company. I think it is a [indiscernible] deal that is not nearly as good a deal for the Atrix shareholders. I am just wondering why, again following evidence, why it was done at this time -- when things were really starting to look good for the company?

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

Well, I think it is a good thing for Atrix shareholders. There is no question about that. There is an opportunity here to participate in a wonderfully strong merged company and I think I have said it over and over to you, Harvey and other members of shareholders of our company, that we have a great pipeline, but no ability to accelerate that where we are starting to see that happen. So you either say to yourself, do you want to move this company back to unprofitability, to exploit that pipeline, or do you want to look at the ways to do it that would be good for shareholders that look for profitability for companies like this and also look for a great pipeline? So those were our choices and I think that you would understand that while not all of our Atrix shareholders have one view or the other, but many of them have views on each side of that argument.

HARVEY CAPPITSKI - MALONEY SECURITIES - ANALYST

Okay. Thanks a lot David. Again, congratulations. You are doing a wonderful job with the company.

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

Thank you.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Now Operator, I think we are going to stop the questions now unless there is one question left, but I think that was it, wasn't it?

OPERATOR

Okay, folks, we do actually have still quite a few questions in queue. It is up to you.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Why don't we take two more questions, okay?

OPERATOR

Thank you sir. Your next question comes from the line of Steven Tron (ph) of Lewis Capital. Please go ahead.

STEVEN TRON - LEWIS CAPITAL - ANALYST

Thank you. Most of my questions have been answered. I just wanted to get some more color in terms of how did the negotiations start? What started them? You gave quite a good idea of what has happened, but I just wanted to get some more color there.

In terms of the filing process when you indicated a one month date from now, what exactly were you referring to? Thank you.

PAUL HASTINGS - QLT - PRESIDENT, CEO

I'm sorry, could you clarify the latter part?

STEVEN TRON - LEWIS CAPITAL - ANALYST

In terms of the filing at the end of the month? I think you had mentioned that. You got cut off a little bit and I would just like to see if we can pick up. Thank you.

PAUL HASTINGS - QLT - PRESIDENT, CEO

I was referring to the filing of the S4 with the FCC and we are estimating that it will take about a month before that is filed.

STEVEN TRON - LEWIS CAPITAL - ANALYST

Okay. Thank you.

OPERATOR

Your final question does come from the line of Arthur Dagliony(ph) from Merrill Lynch. Please go ahead.

ARTHUR DAGLIONY - MERRILL LYNCH - ANALYST

Congratulations to you, both companies under transaction. Dave, one of the comments I wanted to briefly point out is that as a very substantial shareholder of Atrix, I am actually very pleased with this transaction. We will have to say that I was very surprised when I first saw this earlier this morning. However, what it does for Atrix shareholders it also does for QLTI and that is that it allows us to move this thing forward and still participate on the upside that our pipeline has to offer. And while we might have all expected a larger company, if some transaction were going to happen in a business combination, I frankly would have found that to be less attractive at this stage of the game because what I do like is the fact that we are selling to a company who has got a market cap of roughly $1.2b, if I am not mistaken, which allows us to really fully participate on the upside. With Atrix's contribution in our upcoming six-month version of Elegard as well as the Atroson product that we anticipate making an NDA submission for should that be successful.

So, again congratulations and thank you again to all of the Atrix management team for the outstanding performance over the last couple of years.

DAVID BETHUNE - ATRIX - CHAIRMAN, CEO

Thanks a lot Art. I appreciate those comments.

PAUL HASTINGS - QLT - PRESIDENT, CEO

Yes. We appreciate hearing those comments too. So I think that is probably the best way we can close this conference call now and thank everybody for their time and attention this morning and know that we will be on the road most of this week visiting people one on ones and we will be happy to answer all your questions and get them all on the table and get them all answered.

We feel really good about what we are all about to embark upon and I think both companies are going to benefit from this. Both companies' shareholders, both companies' employees. It is going to be just a wonderful combination going forward. So thank you all for joining us this morning.

OPERATOR

We thank you for your participation in today's conference and this concludes the presentation. You may now disconnect. Have a great day.